Exhibit 3.1


     Section 9 of Article III of the Company's By-Laws is hereby amended to add the following to the end of Section 9 of Article III of the Company's by-laws:

          Notwithstanding the provisions of this section set forth above, the following provisions shall govern the creation and operation of the
     Affiliate Transaction Committee (the "Affiliate Transaction Committee Provisions"). Audiovox hereby establishes an Affiliate Transaction Committee consisting of three independent directors. Only Class A directors elected by Audiovox's Class A shareholders who are not current or former officers of Audiovox or any of its subsidiaries may be members of the Affiliate Transaction Committee. The Affiliate Transaction Committee shall, to the fullest extent permitted by law, have authority to exercise all the power of the Board of Directors to negotiate, review and approve or disapprove any proposed transaction involving aggregate consideration of more than $1 million between (a) Audiovox or any of its subsidiaries and
     (b) any director, officer as defined in 17 C.F.R. (16a-1(f)), or controlling shareholder of Audiovox and any other person or entity who is or was at any time in the three-year period preceding the date of the proposed transaction, an affiliate or associate of Audiovox, as defined in 8 Del. C. (203(c)(1)), (2). Any member of the Affiliate Transaction Committee who is a participant or beneficiary of any proposed transaction shall be recused from considering the proposed transaction.

          The Affiliate Transaction Committee shall have standing authorization, in its sole discretion, to retain legal and/or other advisors of its choice, which advisors shall report directly to the Committee. The Affiliate Transaction Committee shall have standing authorization, in its sole discretion, to make public any opinions or reports it receives from such advisors. Subsequent to the Affiliate Transaction Committee's consideration of any transaction, the Committee shall report its determinations (if any) to the Board of Directors and to Audiovox's Chief Executive Officer and Chief Financial Officer. Subject to any applicable confidentiality obligations, Audiovox shall include a summary of the Committee's determinations in the next regular annual report to be filed by Audiovox under the Securities Exchange Act of 1934. Notwithstanding the provisions of Article XI of these By-Laws, the Affiliate Transaction Committee Provisions shall not be amended, altered or repealed without the vote of two-thirds of the Class A directors and the affirmative vote of the holders of a majority of the outstanding Class A common stock.